June 6, 2012

Mr. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	SIFCO Industries, Inc

Form 10-K: For the Fiscal Year Ended September 30, 2011

Schedule 14A – Definitive Proxy Statement

File No. 001-05978

Dear Mr. Shenk:

This letter is written in response to the Staff’s letter to SIFCO Industries, Inc. (“SIFCO” or “Company”) dated March 30, 2012. In response to the Staff’s comments, SIFCO provides the following:

Form 10-K: For the Fiscal Year Ended September 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Response to Comments #1 thru #3 – Re: Results of Operations

Comment #1 – Operating Income – On an overview basis, the primary factor that impacts the operating income of all three (3) of the Company’s business segments, in a similar manner, is net sales and related production volumes. This is due to the fact that each of the Company’s segments operates within a cost structure that includes a significant fixed component. Therefore, higher net sales volumes are expected to result in greater operating income because such higher volumes allow the business segments’ operations to better leverage the fixed component of their respective cost structures. Conversely, the opposite effect is expected to occur at lower net sales and related production volumes. In the case of the Turbine Component Services and Repair Group, at the present time it maintains a minimum/base cost structure that has a large fixed component that the Company believes is required to sustain a relevant operation and, therefore, because its net sales volumes have been at historically low levels, its operating income has been very low or at a loss. The Company believes an increase in net sales volumes will be required to improve the Turbine Component Services and Repair Group’s gross profit and to return the business to a more acceptable level of operating income.

In future filings, the Company will expand the introduction to “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” (immediately prior to “A. Results of Operations”) to include a discussion of this factor. Reference Attachment A for a sample of such discussion.

Comment #2 – Comparative analysis of Cost of Goods Sold – SIFCO will review its analysis of the disclosure provided relative to the Staff’s comment #2 and will provide, in future filings, the suggested enhanced disclosure to the extent practicable. This will be done by rearranging the current disclosure and include a comparison of these primary components of cost of goods sold and a discussion of changes in these principal components.

Note – Reference Attachment A for a sample of the requested proposed comparative analysis of cost of goods sold for the Forged Component Group and how changes in such amounts impact operating income.

Comment #3 – Multiple factors – relative to the quantification of multiple factors that may cause a variance, SIFCO will review its disclosure provided relative to the Staff’s comment # 3 and will provide in future filings the suggested enhanced disclosure to the extent practicable.

Response to Comment #4 – Liquidity and Capital Resources

Prior to fiscal 2007, the Company conducted operations in Ireland related to its Turbine Component Services and Repair Group and currently maintains operations in three European locations related to its Applied Surface Concepts Group. The Company continues to maintain the legal entity in Ireland that retained ownership of the facility used to conduct its prior business, which facility is leased to the company that acquired such business in fiscal 2007. Reference “Item 2. Properties” on page 7 of the Company’s Form 10-K as of September 30, 2011. The Company’s foreign subsidiaries retain ownership of approximately $6.4 million of cash generated by their respective businesses to (i) fund current operations and (ii) fund potential future investment outside the U.S.

If, in the future, the Company determines that there is no longer a need to maintain such cash within its non-U.S. operations it may elect to distribute such cash to its U.S. operation. Such distribution would be subject to an assessment of U.S. taxes less any foreign tax credits that may be available related to taxes previously paid in the foreign jurisdiction(s) in which such cash was earned. Reference “Note 8. Income Taxes” on page 28 of the Company’s Form 10-K.

Prior to the two (2) acquisitions recently completed by the Company in the first quarters of fiscal years 2012 and 2011, respectively, the Company maintained significant cash balances within its U.S. operations, which amounts were utilized to fund such acquisitions resulting in a depletion of such cash balances in the U.S. Reference “Note 13. Business Acquisition” on page 39 and “Note 14. Subsequent Events” on page 40 of the Company’s Form 10-K. As noted in “Note 14. Subsequent Events”, during the first quarter of fiscal 2012, the Company amended its existing credit agreement to increase its aggregate credit facility from $30.0 million to $40.0 million. As of December 31, 2012, after the acquisition of Quality Aluminum Forge, LLC, approximately $15.0 million of the $40.0 million credit facility was available for use within the Company’s U.S operations. Future cash flows from the Company’s U.S. operations will be used to pay down the amounts outstanding under the Company’s credit facility. The Company believes it has adequate cash available in the possession of its non-U.S. subsidiaries to finance its non-U.S. operations. The Company believes it has adequate cash/liquidity available from the combination of (i) its cash flows from U.S. operations and (ii) funds available under its existing credit facility to finance its U.S. operations.

In future filings the Company will provide similar additional disclosure regarding changes in its liquidity and capital resources.

Item 8. Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements

Response to Comment #5 – Note 1. Summary of Significant Accounting Policies, I. Net Income Per Share

Both the outstanding stock options and the unvested restricted shares were included in the calculation of “net income per diluted share” in 2011 and 2010. The Company did not include unearned performance shares in the calculation of “net income per diluted share” in 2011 and 2010. After further review, the Company determined that approximately 8,900 and 24,900 of performance shares that were earned at the conclusion of the three-year performance periods that ended on September 30, 2011 and 2010, respectively, should have been included in the calculations of the weighted-average number of common shares (diluted) for 2011 and 2010. The impact of excluding such earned performance shares from the calculation of weighted-average number of common shares (diluted) outstanding was immaterial. Therefore, this inadvertent oversight did not result in a change to the calculations of “net income per diluted share” for 2011 and 2010. The Company will include such earned performance shares in its calculations of weighted-average number of common shares (diluted) and net income per diluted share in future periods.

The following table illustrates the computation of basic and diluted net income per share for the year ended 2011:

	Year Ended September 30, 2011
(Amounts in thousands, except per share data)	Net Income	Weighted- average common shares	Per-share Amount

Net income per share – basic	$7,449	5,271	$1.41

Effect of dilutive securities:
Stock options	—	38
Restricted shares	—	8
Performance shares	—	7

Net income per share – diluted	$7,449	5,324	$1.40

	Year Ended September 30, 2010
(Amounts in thousands, except per share data)	Net Income	Weighted- average common shares	Per-share Amount

Net income per share – basic	$5,362	5,300	$1.01

Effect of dilutive securities:
Stock options	—	44
Restricted shares	—	—
Performance shares	—	25

Net income per share – diluted	$5,362	5,369	$1.00

The Company will provide in future filings the additional disclosure outlined in ASC 260-10-50-1a and 50-1c.

Response to Comment #6 – Note 4. Goodwill and Intangible Assets

All of the Company’s goodwill is assigned to the Forged Components Group. The Company will clarify this in its future filings.

Response to Comment #7 – Note 12 Business Segments

The 80% and 75% of consolidated net sales in 2011 and 2010, respectively, relate to the portion of the Company’s products and services shipped to unaffiliated customers that are located in the U.S. The 4.7%

and 5.5% of consolidated net sales in 2011 and 2010, respectively, to which the Staff’s letter referred, relate to the portion of the Company’s products and services shipped from its non-U.S. subsidiaries. Therefore, these are different concepts that can’t be reconciled.

In future filings the Company will revise its segment table line item to read “Non-U.S. subsidiaries”.

Schedule 14A – Definitive Proxy Statement

Response to Comment #8 – Elements of Compensation, Annual Incentive Compensation

The average working capital target range for 2011 was between $19.8 and $22.4 million. The average working capital that was achieved for 2011 was $22.2 million.

The secondary performance objectives that were outlined for Mr. J. P. Woidke and Mr. F. A. Cappello (i) represented 20% of their respective annual incentive compensation, (ii) were individualized and related to a (non-financial) qualitative assessment of their individual contributions toward the achievement of the operating and strategic objectives of the Company, and (iii) were subjectively evaluated principally at the discretion of the CEO on a qualitative basis. Annual incentive compensation related to these secondary performance objectives is only paid if the Company also achieves its primary financial performance targets. The Company does not believe it would be beneficial or meaningful to disclose more specific information related to these secondary performance objectives because the individual objectives relate to sensitive information about the internal operating and strategic objectives of the Company and disclosure of the specific objectives could result in competitive harm to the Company. The nature of these secondary performance objectives, while providing an appropriate level of challenge for Mr. J. P. Woidke and Mr. F. A. Cappello, offer such executives a reasonable likelihood of achieving their respective objectives provided they remain focused on, and the Company makes measurable progress relative to, both the annual operating plan and longer-term strategic plan.

The Company will amend Item 11. Executive Compensation of its Form 10-K to reflect the additional clarifications set forth in this response to Comment #8.

At the Staff’s request, SIFCO makes the following statements acknowledging its understanding that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIFCO will be pleased to discuss these matters further with you, and to provide additional information in response to specific questions that may arise upon the Staff’s review of this response. If you have any questions regarding this response, please feel free to contact me directly at (216) 432-6278 at your convenience.

Sincerely,

/s/ Frank A. Cappello
Frank A. Cappello
Vice President – Finance and Chief Financial Officer

Cc:	D. Zittnan (Grant Thornton)

A. Reitman (SIFCO Audit Committee)

J. Gambaccini, M. Mehalko (Benesch)

Attachment A

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company and its subsidiaries engage in the production and sale of a variety of metalworking processes, services and products produced primarily to the specific design requirements of its customers. The processes and services include forging, heat-treating, coating, welding, precision component machining, and selective plating. The products include forged components, machined forged components, other machined metal components, remanufactured component parts for turbine engines, and selective plating solutions and equipment. The Company’s operations are conducted in three business segments: (1) Forged Components Group, (2) Turbine Component Services and Repair Group, and (3) Applied Surface Concepts Group.

The Company endeavors to plan and evaluate its businesses’ operations while taking into consideration certain factors including the following – (i) the projected build rate for commercial, business and military aircraft as well as the engines that power such aircraft, (ii) the projected build rate for industrial gas turbine engines, (iii) the projected maintenance, repair and overhaul schedules for commercial, business and military aircraft as well as the engines that power such aircraft, and (iv) anticipated exploration and production activities relative to oil and gas products, etc.

The primary factor that impacts the operating income of all three (3) of the Company’s business segments, in a similar manner, is net sales and related production volumes. This is due to the fact that each of the Company’s segments operates within a cost structure that includes a significant fixed component. Therefore, higher net sales volumes are expected to result in greater operating income because such higher volumes allow the business segments’ operations to better leverage the fixed component of their respective cost structures. Conversely, the opposite effect is expected to occur at lower net sales and related production volumes.

A. Results of Operations

1. Fiscal Year 2011 Compared with Fiscal Year 2010

Net sales in fiscal 2011 increased 28.9% to $107.4 million, compared with $83.3 million in fiscal 2010. Net income in fiscal 2011 was $7.4 million, compared with $5.4 million in fiscal 2010. On December 10, 2010, through its wholly-owned subsidiary, T&W Forge, LLC (“TWF”), the Company completed the purchase of the forging business and substantially all related operating assets from T&W Forge, Inc.

Forged Components Group (“Forge Group”)

The Forge Group consists of the production, heat-treatment, surface-treatment, non-destructive testing, and some machining of forged components in various steel alloys utilizing a variety of processes for application principally in the aerospace and power generation industries. The Forge Group’s results for fiscal 2011 include the results of TWF from the date of its acquisition. Net sales in fiscal 2011 increased 35.5% to $84.1 million, compared with $62.1 million in fiscal 2010. The Forge Group produces forged components for (i) turbine engines that power commercial business and regional aircraft as well as military transport and surveillance aircraft; (ii) airframe applications for such aircraft; (iii) armored military vehicles; (iv) industrial gas turbine engines for power generation units; and (v) other commercial applications. Net sales comparative information for fiscal 2011 and 2010, respectively, is as follows:

(Dollars in millions)	Year Ended September 30,		Increase (Decrease)
Net Sales	2011	2010

Aerospace components for:
Fixed wing aircraft	$36.3	$30.8	$5.5
Rotorcraft	26.4	29.3	(2.9)
Engine components for power generation units	16.2	0.0	16.2
Commercial product sales and other revenue	5.2	2.0	3.2

Total	$84.1	$62.1	$22.0

The increase in net sales of forged components for fixed wing aircraft during fiscal 2011, compared with fiscal 2010, is principally due to increased demand for spare components for turbine engines. The decrease in net sales of forged components for rotorcraft is principally attributable to reduced sales volume as a result of a large customer adjusting its inventory levels of certain components. The increase in net sales of engine components for power generation units and commercial products is due to the impact of the acquisition of TWF during the first quarter of fiscal 2011.

The Forge Group’s aerospace components have both military and commercial applications. Net sales of such components that solely have military applications were $31.8 million in fiscal 2011, compared with $34.0 million in fiscal 2010. This decrease is primarily attributable to a decline in the sales volumes of components associated with several military programs. Demand for additional military helicopters and related replacement components are the primary driver of sales demand of components that are for military applications.

The Forge Group’s cost of goods sold increased $16.6 million to $64.8 million, or 77.0% of net sales, in fiscal 2011, compared with $48.2 million, or 77.7% of net sales, in fiscal 2010. Cost of goods sold as a percentage of net sales reflected a slight reduction in 2011, compared to 2010, due to the net impact of the changes in the following components of manufacturing related expenditures:

•

The material component of manufacturing costs was approximately 39.2% of net sales in fiscal 2011, compared with 40.4% of net sales in fiscal 2010, due primarily to product mix – a higher concentration of products, with lower material content, were sold in fiscal 2011 compared to fiscal 2010

•

All other manufacturing costs were approximately 37.8% of net sales in fiscal 2011, compared with 37.3% of net sales in fiscal 2010. Labor costs were higher principally due to the mix of product – a higher concentration of products, with higher labor content, were sold in fiscal 2011 compared to fiscal 2010. The following changes in the components of the Forge Group’s other manufacturing overhead expenditures in fiscal 2011, a portion of which was due to the acquisition of TWF, compared with the same period in fiscal 2010, also impacted cost of goods sold:

(Dollars in millions)	Year Ended September 30,				$ Amount Increase (Decrease)
	2011		2010
Manufacturing overhead expenditures	$ Amount	% of Net Sales	$ Amount	% of Net Sales

Utilities	4.4	5.2	3.4	5.5	1.0
Repairs, maintenance and supplies	3.4	4.0	2.7	4.4	0.7
Depreciation	1.5	1.8	1.0	1.6	0.5
Tooling	2.6	3.1	1.2	1.9	1.4

Manufacturing overhead expenditure amounts in fiscal 2011, compared with the same period in fiscal 2010, were negatively impacted by (i) an overall increase in costs required to support the additional product sales volume resulting from the acquisition of TWF during the first quarter of fiscal 2011, (ii) an increase in water consumption, partially offset by a decrease in the cost of natural gas; (iii) an increase in depreciation expense primarily due to assets acquired from TWF and (iv) an increase in expenditures for tooling.

The Forge Group’s selling, general and administrative expenses increased $2.4 million to $6.5 million, or 7.7% of net sales, in fiscal 2011, compared with $4.1 million, or 6.5% of net sales, in fiscal 2010. The increase in selling, general and administrative expenses is principally due to (i) $1.9 million amortization of intangible assets related to the acquisition of TWF, (ii) $0.1 million increase in depreciation and consulting costs related to the recently implemented company-wide management information system and (iii) fiscal 2010 having been favorably impacted by the $0.1 million recovery of previously reserved accounts receivable. These increases were partially offset by a reduction in incentive expense.

The Forge Group’s operating income increased $3.1 million to $13.0 million, or 15.4% of net sales, in fiscal 2011, compared with $9.9 million, or 15.9% of net sales, in fiscal 2010. The following is a comparison of operating income on both a LIFO and FIFO basis

	Year Ended September 30,		Increase (Decrease)
Operating Income	2011	2010

Operating income	$13.0	$9.9	$3.1
LIFO expense	0.5	0.2	0.3

Operating income without LIFO expense	$13.5	$10.1	$3.4

The Forge Group’s operating income was favorably impacted principally by the increase in gross profit that resulted from the $18.7 million of additional product sales volumes generated from the acquisition of TWF plus the net impact of the other cost of goods sold and selling, general administrative expense factors noted above.